Proxy Advisory Firm Slams XPO CEO's Pay, Backs Teamsters Labor Practices Proposal

ISS Recommends Investors Vote FOR Teamster's Sustainability Proposal, Against 'Say on Pay

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International Brotherhood of Teamsters

01 May, 2017, 15:42 ET

WASHINGTON, May 1, 2017 /PRNewswire-USNewswire/ -- Leading independent proxy advisor Institutional Shareholder Services (ISS) is recommending investors support a Teamster-sponsored shareholder resolution calling for enhanced disclosure of XPO Logistics Inc.'s (NYSE: XPO) human capital management performance, among other sustainability practices.

ISS is also advising against XPO's advisory vote on executive pay (the so-called "Say-on-Pay" vote) due to a recent $20 million "mega-grant" to CEO Bradley Jacobs, a pay risk previously flagged by the Teamsters. Coupled with recent controversy over XPO's workplace practices, the recommendations raise the specter of a contentious annual shareholder meeting when investors meet May 10 at XPO's Greenwich, Conn. headquarters.

In supporting the Teamster's sustainability proposal, ISS wrote that such reporting allows shareholders to better evaluate the potential risks, liabilities and opportunities of XPO's practices and highlighted recent controversy over working conditions at an XPO warehouse operated on behalf of leading UK online clothing company, ASOS plc.

"Shareholders have every reason to be concerned about workplace practices, when the UK House of Commons' Business Committee calls your employment contracts 'exploitative' and demands a Parliamentary inquiry into working conditions at one of your facilities," Teamsters General Secretary-Treasurer Ken Hall said.

In a detailed letter to investors, GST Hall also flagged the risks to long-term shareholder value from the company's business model of labeling drivers independent contractors while treating them like employees. The California Labor Commissioner has called worker misclassification a form of "wage theft" and recently awarded $855,000 to four port and rail drivers working for XPO due to alleged misclassification of the drivers as independent contractors.

"This could be the canary in the proverbial coal mine for XPO shareholders," Hall said, noting that numerous class action lawsuits were pending. "A sustainability report will allow investors to inspect what potential liabilities or risks to the current business model lie beneath the hood."

In recommending against the company's Say on Pay, ISS found a "high concern" for the alignment of pay and performance, noting that CEO Jacobs' compensation was more than three times that of his peers and had increased nearly 200 percent over the past year – driven largely by a $20 million "mega-grant" of equity in fiscal 2016. ISS said it was "unclear why the committee made an award of this magnitude," adding that it was "particularly concerning given that there is no commitment to refrain from making additional grants during the [four-year] measurement period."

"This feels like a crowning award for a CEO who still faces profound uncertainty over the underlying economics of his business model," Hall said. "The board risks overvaluing its executive team and undervaluing its workforce."

The Teamsters' sustainability resolution calls for the publication of an annual sustainability report that covers, among other things, the company's processes, practices and performance regarding human capital management and climate change.

XPO is one of the world's largest global third-party logistics companies, providing transportation and logistical services to 63 percent of Fortune 100 companies.

Founded in 1903, the International Brotherhood of Teamsters represents 1.4 million hardworking men and women throughout the United States, Canada and Puerto Rico. Visit www.teamster.org for more information. Follow us on Twitter @Teamsters and "like" us on Facebook at www.facebook.com/teamsters.

Contact:
Ted Gotsch, (202) 624-6911
tgotsch@teamster.org

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Leading independent proxy advisor Institutional Shareholder Services (ISS) is recommending investors support a Teamster-sponsored shareholder resolution calling for enhanced disclosure of XPO Logistics Inc.’s (NYSE:XPO) human capital management performance, among other sustainability practices. ISS is also advising against XPO’s advisory vote on executive pay (the so-called “Say-on-Pay” vote) due to a recent $20 million “mega-grant” to CEO Bradley Jacobs, a pay risk previously flagged by the Teamsters. Coupled with recent controversy over XPO’s workplace practices, the recommendations raise the specter of a contentious annual shareholder meeting when investors meet May 10 at XPO’s Greenwich, Conn. headquarters.